UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number 001-31236

TSAKOS ENERGY NAVIGATION LIMITED

(Translation of registrant’s name into English)

367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

TSAKOS ENERGY NAVIGATION LIMITED

FORM 6-K

EXHIBIT INDEX

Exhibit Number	Exhibit Title

99.1	Proxy Statement for the 2026 Annual Meeting of Shareholders

99.2	Form of Proxy Card for the 2026 Annual Meeting of Shareholders

99.3	Notice of Internet Availability of Proxy Materials

99.4	2025 Audited Financial Statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 17, 2026

TSAKOS ENERGY NAVIGATION LIMITED

By:	/s/ George Saroglou
George Saroglou
President and Chief Operating Officer